Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Infrared Cameras Holdings, Inc.*	Delaware
Infrared Cameras, Inc.	Texas
Digatherm LLC	Florida
Infrared Inspections LLC	Texas

* Upon the consummation of a business combination transaction with Infrared Cameras Holdings, Inc., Infrared Cameras Holdings, Inc. will change its name to another name to be determined and the registrant, SportsMap Tech Acquisition Corp., will change its name to ‘Infrared Cameras Holdings, Inc.’